Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel      :+91 40 4900 2900
Fax     :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

November 30, 2019

The General Manager, Corporate Relations Department, BSE Limited, P. J. Towers, Dalal Street, Mumbai – 400 001	The Manager, The Listing Department, National Stock Exchange of India Limited, Exchange Plaza, C-1, Block G, Bandra Kurla Complex, Bandra East, Mumbai – 400 051

Scrip Code: 500124	Symbol: DRREDDY-EQ

Dear Sir / Madam,

Subject: Notice of the Meeting of the Equity Shareholders of Dr. Reddy’s Laboratories Limited to be convened pursuant to the directions of the Hon’ble National Company Law Tribunal, Hyderabad Bench at Hyderabad (‘Tribunal’)

Further to our intimation dated November 25, 2019 and pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and first proviso to Section 230(3) of the Companies Act, 2013, we hereby enclose a copy of the Notice convening the Meeting of the Equity Shareholders along with the Explanatory Statement.

In accordance with the Order of the Hon’ble Tribunal dated November 22, 2019, passed in the Company Scheme Application No. CA (CAA) No. 231/230/HDB/2019, a Meeting of the Equity Shareholders of the Company is being convened on Thursday, January 2, 2020 at 11.00 A.M.(IST) at The Ballroom, Hotel Park Hyatt, Road No. 2, Banjara Hills, Hyderabad – 500034, Telangana, India, for the purpose of considering and if thought fit, to approve, with or without modification(s) the Scheme of Amalgamation and Arrangement between Dr. Reddy’s Holdings Limited (‘Amalgamating Company’) and Dr. Reddy’s Laboratories Limited (‘Amalgamated Company’) and their respective shareholders pursuant to provisions of Sections 230-232 read with section 66 and other relevant provisions of the Companies Act, 2013 and rules framed thereunder.

The Company has provided remote e-voting facility and postal ballot to its Equity Shareholders in connection with the resolution proposed in the said Tribunal convened Meeting of the Equity Shareholders. The voting period for remote e-voting and postal ballot commences on Tuesday, December 3, 2019 at 9.00 A.M.(IST) and ends on Wednesday, January 1, 2020 at 5.00 P.M.(IST). The Company has also provided the facility of voting through ballot/polling paper at the venue of the meeting.

The said Notice along with the Explanatory Statement and Annexures is also available on website of the Company at https://www.drreddys.com/investors/investor-services/amalgamation/.

This is for your information and records.

Thanking You

Yours faithfully

For Dr. Reddy’s Laboratories Limited

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc. (Stock Code: RDY)

Enclosure:  Notice convening the Meeting of the Equity Shareholders along with the Explanatory Statement.

DR. REDDY’S LABORATORIES LIMITED

CIN: L85195TG1984PLC004507

Registered Office: 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034,

Tel : +91 40 4900 2900 • E-mail: shares@drreddys.com • Website: www.drreddys.com

MEETING OF THE EQUITY SHAREHOLDERS/MEMBERS OF

DR. REDDY’S LABORATORIES LIMITED (“Company”)

(convened pursuant to an Order dated 22nd day of November, 2019 passed by the Hon’ble National Company Law Tribunal, Hyderabad Bench at Hyderabad)

MEETING:

Day	Thursday
Date	January 2, 2020
Time	11.00 a.m.
Venue	The Ballroom, Hotel Park Hyatt, Road No. 2, Banjara Hills, Hyderabad - 500034, Telangana, India

POSTAL BALLOT AND E-VOTING:

Commencement of voting	Tuesday, December 3, 2019 at 9.00 a.m.
End of voting	Wednesday, January 1, 2020 at 5.00 p.m.

INDEX

Sr. No.	Contents	Page Nos.
1

Notice of meeting of the Equity Shareholders of Dr. Reddy’s Laboratories Limited to be convened by the Order of the Hon’ble National Company Law Tribunal, Hyderabad Bench at Hyderabad dated 22nd day of November, 2019 under the provisions of Sections 230-232 and other applicable provisions of the Companies Act, 2013 read with Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016.

4-10
2

Explanatory Statement under Sections 230(3), 232(1), 232(2) and 102 and other applicable provisions of the Companies Act, 2013 read with Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016.

11-28
3

Annexure 1

Scheme of Amalgamation and Arrangement between Dr. Reddy’s Holdings Limited (“Amalgamating Company”) and Dr. Reddy’s Laboratories Limited (“Amalgamated Company”) and their respective shareholders pursuant to provisions of Sections 230-232 read with section 66 and other relevant provisions of the Companies Act, 2013 and rules framed thereunder.

29-48
4	Annexure 2 Share Exchange Report dated July 29, 2019 issued by N. S. Kumar & Co., Chartered Accountants.	49-54
5	Annexure 3 Fairness Opinion dated July 29, 2019 issued by Keynote Financial Services Limited on the Share Exchange Ratio.	55-58
6	Annexure 4 Complaints Report dated September 5, 2019 submitted by Dr. Reddy’s Laboratories Limited to BSE Limited (“BSE”).	59-60
7	Annexure 5 Complaints Report dated September 21, 2019 submitted by Dr. Reddy’s Laboratories Limited to National Stock Exchange of India Limited (“NSE”).	61-62
8	Annexure 6 Observation letter dated October 11, 2019 received from BSE Limited.	63-64
9	Annexure 7 Observation letter dated October 11, 2019 received from National Stock Exchange of India Limited.	65-66
10	Annexure 8 Report adopted by the Board of Directors of Dr. Reddy’s Holdings Limited in its meeting held on July 29, 2019 pursuant to the provisions of Section 232(2)(c) of the Companies Act, 2013.	67-68
11	Annexure 9 Report adopted by the Board of Directors of Dr. Reddy’s Laboratories Limited in its meeting held on July 29, 2019 pursuant to the provisions of Section 232(2)(c) of the Companies Act, 2013.	69-71
12

Annexure 10

Abridged prospectus providing information pertaining to the unlisted entity i.e. Dr. Reddy’s Holdings Limited, Amalgamating Company involved in the scheme as per the format specified in Part E of Schedule VI of the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018 (the ‘ICDR Regulations’).

72-79
13	Annexure 11 Audited Financial Statements of Dr. Reddy’s Holdings Limited as on March 31, 2019.	80-109
14	Annexure 12 Audited Standalone Financial Statements of Dr. Reddy’s Laboratories Limited as on March 31, 2019.	110-201
15	Annexure 13 Unaudited Financial Statements of Dr. Reddy’s Holdings Limited for the period ended September 30, 2019.	202-223
16	Annexure 14 Unaudited Standalone Financial Results of Dr. Reddy’s Laboratories Limited for the quarter and half year ended September 30, 2019.	224-228
17	Proxy Form	229
18	Attendance Slip	231
19	Route map for the venue of the meeting	233
20	Postal Ballot Form with instructions and Business Reply Envelope (in loose leaf form).	-

Notice of Shareholders Meeting	3

BEFORE THE HON’BLE NATIONAL COMPANY LAW TRIBUNAL

HYDERABAD BENCH AT HYDERABAD

COMPANY SCHEME APPLICATION NO. CA (CAA) No. 231/230/HDB/2019

IN THE MATTER OF THE COMPANIES ACT, 2013;

AND

IN THE MATTER OF THE SECTIONS 230-232 READ WITH SECTION 66 AND ALL OTHER APPLICABLE

PROVISIONS OF THE COMPANIES ACT, 2013

AND

IN THE MATTER OF SCHEME OF AMALGAMATION AND ARRANGEMENT

AMONG

M/S. DR. REDDY’S HOLDINGS LIMITED

(THE ‘AMALGAMATING COMPANY’)

AND

M/S. DR. REDDY’S LABORATORIES LIMITED

(THE ‘AMALGAMATED COMPANY’)

AND

THEIR RESPECTIVE SHAREHOLDERS

Dr. Reddy’s Laboratories Limited

CIN: L85195TG1984PLC004507

Company incorporated under the Companies

Act, 1956, having its registered office at

8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034

..... Applicant/Amalgamated Company

4	DR. REDDY’S LABORATORIES LIMITED

NOTICE CONVENING THE MEETING OF THE EQUITY SHAREHOLDERS/MEMBERS

OF DR. REDDY’S LABORATORIES LIMITED

To,

All the Equity Shareholders/ Members of

Dr. Reddy’s Laboratories Limited

(The ‘Applicant/Amalgamated Company’/‘Company’)

Notice is hereby given that by an Order dated 22nd day of November, 2019 (the ‘Order’), the Hon’ble National Company Law Tribunal, Hyderabad Bench at Hyderabad (‘NCLT’ or ‘Tribunal’) has directed a meeting to be held of the Equity Shareholders of the Applicant/Amalgamated Company for the purpose of considering, and if thought fit, approving, with or without modification(s), the Scheme of Amalgamation and Arrangement between Dr. Reddy’s Holdings Limited (‘DRHL’ or the ‘Amalgamating Company’) and Dr. Reddy’s Laboratories Limited (‘DRL’ or the ‘Amalgamated Company’) and their respective shareholders (‘Scheme’).

In pursuance of the said Order and as directed therein, further notice is hereby given that a meeting of the Equity Shareholders of the Applicant/Amalgamated Company will be held at The Ballroom, Hotel Park Hyatt, Road No. 2, Banjara Hills, Hyderabad - 500034, Telangana, India, on Thursday, January 2, 2020 at 11.00 a.m. at which time and place you are requested to attend, consider and, if thought fit, to approve with or without modification(s), the following Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 230-232 read with Section 66 of the Companies Act, 2013, read with the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and other applicable rules and regulations made thereunder, applicable provisions of the Securities and Exchange Board of India (‘SEBI’) Act, 1992 read with the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Listing Regulations’), applicable provisions of the Foreign Exchange Management Act, 1999 read with relevant rules and regulations thereon, and other applicable provisions, if any, enabling provisions of the Memorandum and Articles of Association of the Company, subject to requisite approval of jurisdictional National Company Law Tribunal (‘NCLT’/‘Tribunal’), and other regulatory or government bodies/tribunals or institutions as may be applicable, and subject to such conditions and modifications as may be prescribed or imposed by the Tribunal or by any regulatory or other authorities, while granting such consents, approvals and permissions, which may be agreed to by the Board of Directors (‘Board’) of the Company, and subject to the approval of the Unsecured Creditors, the arrangement embodied in the Scheme of Amalgamation and Arrangement between Dr. Reddy’s Holdings Limited (the ‘Amalgamating Company’) and Dr. Reddy’s Laboratories Limited (the ‘Amalgamated Company’) and their respective shareholders (‘Scheme’) placed before this meeting and initialled by the Chairperson of the meeting for the purpose of identification, be and is hereby approved by the Equity Shareholders of the Company.

RESOLVED FURTHER THAT the Board or any other person authorized by the Board be and is hereby authorized to do all such acts, deeds, matters and things, as it may, in its absolute discretion deem requisite, desirable, appropriate or necessary to give effect to this resolution and effectively implement the arrangement embodied in the Scheme and to accept such modifications, amendments, limitations and/or conditions, if any, which may be required and/or imposed by the NCLT and/or other authorities while sanctioning the arrangement embodied in the Scheme or by any authorities under law, or as may be required for the purpose of resolving any questions or doubts or difficulties that may arise including passing of such accounting entries and/or making such adjustments in the books of accounts as considered necessary in giving effect to the Scheme, as the Board may deem fit and proper.”

TAKE FURTHER NOTICE THAT you may attend and vote at the said meeting in person or by proxy provided that the prescribed form of proxy, duly signed by you, is deposited at the registered office of the Applicant/Amalgamated Company at 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034, Telangana, India, not later than 48 (forty eight) hours before the time fixed for the aforesaid meeting. The form of proxy, if required, can be obtained free of charge from the registered office of the Applicant/Amalgamated Company or can be downloaded from the website of the Applicant/Amalgamated Company.

Notice of Shareholders Meeting	5

TAKE FURTHER NOTICE THAT that in compliance with the provisions of: (i) Section 230 read with Sections 108 and 110 of the Companies Act, 2013; (ii) Rule 6(3)(xi) of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016; (iii) Rule 22 read with Rule 20 and other applicable provisions of the Companies (Management and Administration) Rules, 2014; (iv) Regulation 44 and other applicable provisions of the SEBI Listing Regulations and (v) Circular No. CFD/DIL3/CIR/2017/21 dated March 10, 2017 including its amendments issued by the SEBI (referred to as ‘SEBI Circular’), the Applicant/Amalgamated Company has provided the facility of voting by postal ballot and remote e-voting so as to enable the Equity Shareholders, to consider and approve the Scheme through the aforesaid resolution. Accordingly, voting by Equity Shareholders of the Applicant/Amalgamated Company to the Scheme shall be carried out through (i) postal ballot or remote e-voting system or (ii) ballot/polling paper as arranged by the Applicant/ Amalgamated Company at the venue of the meeting to be held on January 2, 2020. The Equity Shareholders may refer to the notes of this Notice for further details on postal ballot and remote e-voting.

Copies of the Scheme and of the Explanatory Statement, under Sections 230(3), 232(1), 232(2) and 102 of the Companies Act, 2013 read with Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016, along with the enclosures as indicated in the Index, can be obtained free of charge at the registered office of the Applicant/Amalgamated Company at 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034, Telangana, India.

The Hon’ble Tribunal has appointed Mr. Amir Ali M. Bavani, Advocate, to be the Chairperson of the said meeting including for any adjournment or adjournments thereof.

The Scheme, if approved in the aforesaid meeting, will be subject to the subsequent approval by the Hon’ble National Company Law Tribunal, Hyderabad Bench at Hyderabad.

Sd/-
Amir Ali M. Bavani
Chairperson appointed for the meeting

Dated this 26th day of November, 2019

6	DR. REDDY’S LABORATORIES LIMITED

Notes:

1.

The statement pursuant to Sections 230(3), 232(1), 232(2) and 102, any other applicable provisions of the Act, the rules made thereunder, SEBI Listing Regulations stating all material facts and the reasons thereof for the proposed resolution, forming part of this Notice, is annexed herewith.

2.

A MEMBER/EQUITY SHAREHOLDER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY/PROXIES TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF AND SUCH PROXY/PROXIES NEED NOT BE A MEMBER OF THE COMPANY. THE FORM OF PROXY, IN ORDER TO BE EFFECTIVE, MUST BE DEPOSITED AT THE REGISTERED OFFICE THE COMPANY NOT LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

3.	Form of Proxy is annexed to this Notice and can also be obtained from the registered office or downloaded from the website of the Company.

4.	All alterations made in the Form of Proxy should be initialled.

5.

As per Section 105 of the Companies Act, 2013 and rules made thereunder, a person can act as proxy on behalf of the Equity Shareholders not exceeding 50 and holding in aggregate not more than 10% of the total share capital of the Company carrying voting rights. Further, an Equity Shareholder holding more than 10% of the total share capital of the Company carrying voting rights may appoint a single person as a proxy and such person shall not act as proxy for any other person or shareholder.

6.

The Notice is being sent to the Equity Shareholders whose names appear on the Register of Members/List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on Friday, November 15, 2019 (“cut-off date”). The Notice is being sent by email to Equity Shareholders who have registered their email IDs, for receipt of documents in electronic form, with their Depository Participants or the Company. For members whose email IDs are not registered, physical copies of the Notice along with Postal Ballot Form are being sent by permitted mode along with postage prepaid self-addressed Business Reply Envelope. The Notice is also available on the Company’s website https://www.drreddys.com/investors/investor-services/amalgamation/.

7.

Equity Shareholders whose names appear on the Register of Members/List of Beneficial Owners as on cut-off date will be considered for the purpose of voting (including remote e-voting) in proportion to their share of the paid up equity share capital of the Company as on the cut-off date.

8.

The authorised representative of a Body Corporate or Foreign Institutional Investor (“FII”) or Foreign Portfolio Investor (“FPI”), which is a registered Equity Shareholder of the Company may attend and vote at the meeting, provided a certified true copy of the resolution of the Board of Directors or other governing body of such Body Corporate/FII/FPI authorizing such a representative to attend and vote at the meeting is deposited at the registered office of the Company not later than 48 hours before the scheduled time of the commencement of the meeting.

9.

In case of joint holders attending the meeting, joint holder whose name stands first in the Register of Members, and in his/her absence, by the next named member of the Company in respect of such joint holding will be entitled to vote.

10.

The Equity Shareholders can opt for only one mode of voting i.e. either through (i) postal ballot or remote e-voting system or (ii) ballot/polling paper as arranged by the Applicant/Amalgamated Company at the venue of the meeting. In case members cast their votes by more than one means of voting, then voting will be counted in the following sequence of priority, namely, (i) Remote e-voting (ii) Postal Ballot or (iii) Ballot/Polling Paper at the venue of the meeting, as may be applicable.

11.

Equity Shareholders are requested to hand over the enclosed Attendance Slip, duly filled and signed in accordance with their specimen signature(s) registered with the Company/Depository Participant for admission to the venue of the meeting. Equity Shareholders who hold shares in dematerialized form are requested to bring their Client ID and DP ID numbers for identification at the meeting.

12.

During the period beginning 24 (twenty four) hours before the time fixed for the commencement of the meeting and ending with the conclusion of the meeting, an Equity Shareholder would be entitled to inspect the proxies lodged at any time during the business hours of the Company, provided that not less than 3 (three) days of notice in writing is given to the Company.

Notice of Shareholders Meeting	7

13.

Equity Shareholders who have received Notice by email and who wish to vote through physical Postal Ballot Form and in case an Equity Shareholder is desirous of obtaining a duplicate Postal Ballot Form, he or she may send an email to shares@drreddys.com. The Registrar and Transfer Agent/Company shall forward the duplicate Postal Ballot Form along with postage prepaid self-addressed Business Reply Envelope to the Equity Shareholders.

14.	The Notice convening the aforesaid meeting will be published through advertisement in newspapers as directed by the Hon’ble Tribunal.

15.

In compliance with Sections 108 and 110 of the Act and the rules made thereunder, the Company has provided the facility to the Equity Shareholders to exercise their votes electronically. The Applicant/Amalgamated Company has engaged the services of National Securities Depository Limited (‘NSDL’) for facilitating remote e-voting for the said meeting. The instructions for remote e-voting are given under the section ‘Voting by electronic means (remote e-voting)’ below.

16.

It is clarified that casting of votes by postal ballot or remote e-voting does not disentitle an Equity Shareholder as on the cut-off date, from attending the meeting. Further, an Equity Shareholder cannot exercise his/her vote by proxy on postal ballot or remote e-voting.

17.

The voting through physical Postal Ballot Form/remote e-voting period commences on Tuesday, December 3, 2019 (9:00 AM IST) and ends on Wednesday, January 1, 2020 (5:00 PM IST). During this period, Equity Shareholders (including public shareholders) of the Company holding equity shares either in physical form or in dematerialized form, as on the cut-off date i.e. Friday, November 15, 2019 may cast their vote either through postal ballot or remote e-voting. The remote e-voting module shall be disabled by NSDL for voting after Wednesday, January 1, 2020 (5:00 PM IST). Once the vote on a resolution is cast by an Equity Shareholder, he or she will not be allowed to change it subsequently.

18.

Equity Shareholders desiring to exercise their vote by physical Postal Ballot Form are requested to carefully read the instructions printed in the Notice and Postal Ballot Form and return the Form duly completed and signed, in the enclosed postage prepaid self-addressed Business Reply Envelope to the Scrutinizer, so that it reaches the Scrutinizer not later than January 1, 2020 (5:00 PM IST). The postage will be borne by the Company. However, envelopes containing Postal Ballot Form, if sent by courier or registered/speed post, at the expense of the Equity Shareholders will also be accepted. If any Postal Ballot Form is received after January 1, 2020 (5:00 PM IST), it will be considered as invalid and as if no reply has been received from the Equity Shareholders.

19.

As directed by the Hon’ble Tribunal, Ms. Ranjani Ramesh, Advocate, has been appointed as the Scrutinizer for the said meeting of the Equity Shareholders for conducting the voting through (i) postal ballot or remote e-voting system or (ii) ballot/polling paper as arranged by the Applicant/Amalgamated Company at the venue of the meeting in a fair and transparent manner. The Scrutinizer will submit her report to the Chairperson after the completion of scrutiny, and the result of the voting shall be displayed at the registered office of the Company at 8-2-337, Road No.3, Banjara Hills, Hyderabad-500034, Telangana, India. The result would be intimated to the NSDL and Stock Exchanges where the Company’s securities are listed, and displayed on the Company’s website https://www.drreddys.com/investors/investor-services/amalgamation/ along with the Scrutinizer’s report within 48 hours from the conclusion of the meeting.

20.

The material documents, referred to in the Explanatory Statement will be available for inspection at the registered office of the Company during working hours on all working days from the date of dispatch of the Notice up to the date of the meeting.

21.

Any queries/grievances in relation to the voting may be addressed to Mr. Sandeep Poddar, Company Secretary of the Applicant/Amalgamated Company at 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034, Telangana, India or through email at shares@drreddys.com or can also be contacted at 040-4900 2900.

22.

In case of queries pertaining to remote e-voting procedure, members may refer the Frequently Asked Questions (FAQs) for shareholders and evoting user manual for shareholders available at the ‘Downloads’ section of www.evoting.nsdl.com or may contact Ms. Pallavi Mhatre, Manager, National Securities Depository Limited, Trade World, ‘Á’ Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai-400013 at the designated email ids: evoting@nsdl.co.in or pallavid@nsdl.co.in or at telephone nos. 022 24994545 or toll free no: 1800-222-990 who will also address the grievances connected with the remote e-voting.

8	DR. REDDY’S LABORATORIES LIMITED

Voting by electronic means (remote e-voting):

In compliance with Regulation 44 of the SEBI Listing Regulations, Sections 108, 110 and other applicable provisions of the Companies Act, 2013 read with the related rules, the Company is pleased to provide remote e-voting facility to its members, to enable them to cast their votes electronically instead of dispatching the physical Postal Ballot Form by post. The Company has engaged the services of NSDL for the purpose of providing remote e-voting facility to its members.

Procedure to vote electronically using NSDL remote e-voting system

The way to vote electronically on NSDL remote e-voting system consists of “Two Steps” which are mentioned below:

Step 1 : Log-in to NSDL e-voting system at https://www.evoting.nsdl.com

Step 2: Cast your vote electronically on NSDL e-voting system.

Step 1: How to Log-in to NSDL e-voting website?

1.	Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com either on a Personal Computer or on a mobile.

2.	Once the home page of e-voting system is launched, click on the icon “Log-in” which is available under “Shareholders” section.

3.

A new screen will open. You will have to enter your user ID, your password and a verification code as shown on the screen. Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com with your existing IDEAS log-in. Once you log-in to NSDL eservices after using your log-in credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4.	Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical		Your User ID is

a)	For Members who hold shares in demat account with NSDL.	8 character DP ID followed by 8 Digit Client ID. For example: if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******

b)	For Members who hold shares in demat account with CDSL.	16 digit Beneficiary ID For example: if your Beneficiary ID is 12************** then your User ID is 12**************

c)	For Members holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the Company. For example: if Folio Number is A01*** and EVEN is 123456 then User ID is 123456A01***

5.	Instructions for retrieving password:

a.	If you are already registered for e-voting, then you can use your existing password to log-in and cast your vote.

b.

If you are using NSDL e-voting system for the first time, you will need your “initial password”. Details of “initial password” are given in Point c (i) and (ii) below. Once you have your “initial password”, you need to enter the “initial password” on the log-in page and the system will force you to change your password.

c.	Initial password:

i.

If your email ID is registered in your demat account or with the Company, your “initial password” must have been communicated to you on your email ID. Trace the email sent to you by NSDL in your mailbox. Open the email and the attachment which is a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit Client ID for NSDL account, last 8 digits of Beneficiary ID for CDSL account or Folio Number for shares held in physical form. The .pdf file contains your “User ID” and your “initial password”.

Notice of Shareholders Meeting	9

ii.	If your email ID is not registered, your “initial password” is provided at the bottom of the physical Postal Ballot Form.

6.	If you are unable to retrieve or have not received the “Initial password” or have forgotten your password:

a.	If you are holding shares in your demat account with NSDL or CDSL, click on “Forgot User Details/ Password” option available on www.evoting.nsdl.com.

b.	If you are holding shares in physical mode, click on “Physical User Reset Password” option available on www.evoting.nsdl.com.

c.	If you are still unable to get the password by aforesaid two options, you can send a request at evoting@ nsdl.co.in mentioning your demat account number/folio number, PAN, name and registered address.

d.	You can also use the one time password (OTP) based login for casting the votes on the NSDL e-voting system.

7.	After entering your password, click on “Agree to Terms and Conditions” by selecting on the check box.

8.	Now you will have to click on “Log-in” button.

9.	After you click on the “Log-in” button, home page of e-voting will open.

Step 2: How to cast your vote electronically on NSDL e-voting system?

1.	After successful login at Step 1, you will be able to see the Home page of e-voting. Click on e-voting. Then, click on Active Voting Cycles.

2.	After clicking on Active Voting Cycles, you will be able to see all the companies’ E-Voting Event Number (“EVEN”) in which you are holding shares and whose voting cycle is in active status.

3.	Select “EVEN” of “Dr.Reddy’s Laboratories Limited”. The Cast Vote page will open.

4.	Now you are ready for e-voting as the voting page opens.

5.	Cast your vote by selecting your favoured option i.e. assent/dissent, verify/modify the number of shares for which you wish to cast your vote and click on “Submit” and also “Confirm” when prompted.

6.	Upon confirmation, the message “Vote cast successfully” will be displayed.

7.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

8.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

General Guidelines for members

1.

Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned certified true copy (PDF/JPG format) of the relevant Board Resolution/Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote at the meeting, to the Scrutinizer by e-mail to scrutinizerdrlshareholders@gmail.com with a copy marked to evoting@nsdl.co.in.

2.

It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Log-in to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the “Forgot User Details/Password” or “Physical User Reset Password” option available on www.evoting.nsdl.com to reset the password.

3.

In case of any queries, you may refer the Frequently Asked Questions (FAQs) for shareholders and e-voting user manual for shareholders available at the “downloads” section of www.evoting.nsdl.com or call on toll free no.: 1800-222-990 or send a request at evoting@nsdl.co.in.

10	DR. REDDY’S LABORATORIES LIMITED

BEFORE THE HON’BLE NATIONAL COMPANY LAW TRIBUNAL

HYDERABAD BENCH AT HYDERABAD

COMPANY SCHEME APPLICATION NO. CA (CAA) No. 231/230/HDB/2019

IN THE MATTER OF THE COMPANIES ACT, 2013;

AND

IN THE MATTER OF THE SECTIONS 230-232 READ WITH SECTION 66 AND ALL OTHER APPLICABLE

PROVISIONS OF THE COMPANIES ACT, 2013

AND

IN THE MATTER OF SCHEME OF AMALGAMATION AND ARRANGEMENT

AMONG

M/S. DR. REDDY’S HOLDINGS LIMITED

(THE ‘AMALGAMATING COMPANY’)

AND

M/S. DR. REDDY’S LABORATORIES LIMITED

(THE ‘AMALGAMATED COMPANY’)

AND

THEIR RESPECTIVE SHAREHOLDERS

Dr. Reddy’s Laboratories Limited

CIN: L85195TG1984PLC004507

Company incorporated under the Companies

Act, 1956, having its registered office at

8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034

..... Applicant/Amalgamated Company

EXPLANATORY STATEMENT UNDER SECTION 230(3), 232(1) AND 232(2) AND 102 OF THE COMPANIES ACT, 2013 READ WITH RULE 6 OF THE COMPANIES (COMPROMISES, ARRANGEMENTS AND AMALGAMATIONS) RULES, 2016

1.

Pursuant to the Order dated 22nd day of November, 2019, passed by the Hon’ble National Company Law Tribunal, Hyderabad Bench at Hyderabad (the ‘NCLT’/‘Tribunal’), in Company Scheme Application No. CA (CAA) No. 231/230/HDB/2019 (‘Order’), a meeting of the Equity Shareholders/Members of Dr. Reddy’s Laboratories Limited is being convened at The Ballroom, Hotel Park Hyatt, Road No. 2, Banjara Hills, Hyderabad - 500034, Telangana, India, on Thursday, January 2, 2020 at 11.00 a.m., for the purpose of considering, and if thought fit, approving, with or without modification(s), the Scheme of Amalgamation and Arrangement between Dr. Reddy’s Holdings Limited (hereinafter referred to as ‘DRHL’ or ‘Amalgamating Company’ as the context may admit) and Dr. Reddy’s Laboratories Limited (hereinafter referred to as ‘DRL’ or ‘Amalgamated Company’ or ‘Applicant/Amalgamated Company’ as the context may admit) and their respective shareholders (the “Scheme”) under Sections 230-232 and other applicable provisions of the Companies Act, 2013. DRHL and DRL are together referred to as the ‘Companies’. A copy of the Scheme, which has been, inter alia, approved by the Board of Directors of the Applicant/Amalgamated Company at its meeting held on July 29, 2019, is enclosed herewith.

Notice of Shareholders Meeting	11

Capitalized terms used herein but not defined shall have the meaning assigned to them in the Scheme, unless otherwise stated.

2.

In terms of the said Order, the quorum for the aforesaid meeting of the Equity Shareholders of the Applicant/ Amalgamated Company shall be as per the directions of NCLT. Further in terms of the said Order, NCLT has appointed Mr. Amir Ali M. Bavani, Advocate, to be the Chairperson of the said meeting including for any adjournment or adjournments thereof.

3.

This statement is being furnished under Sections 230(3), 232(1) and 232(2) and 102 of the Companies Act, 2013 read with Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016.

4.	Equity Shareholders would be entitled to vote in the said meeting either in person or through proxy.

5.	The Hon’ble Tribunal by the said Order further dispensed with the convening of the meeting of the Equity Shareholders of the Amalgamating Company.

6.

The Order further directs the convening of the meeting of the Unsecured Creditors of the Applicant/Amalgamated Company to be held at The Ballroom, Hotel Park Hyatt, Road No. 2, Banjara Hills, Hyderabad - 500034, Telangana, India, on Thursday, January 2, 2020 at 3.00 p.m. to consider the Scheme.

7.

In addition, the Applicant/Amalgamated Company is seeking the approval of its Equity Shareholders to the Scheme by way of voting through e-voting. Circular No. CFD/DIL3/CIR/2017/21 dated March 10, 2017 including its amendments (‘SEBI Circular’) issued by the Securities and Exchange Board of India (‘SEBI’), inter alia, provides that approval of Public Shareholders (as defined below) of the Applicant/Amalgamated Company to the Scheme shall be obtained by way of voting including e-voting. Since, the Applicant/Amalgamated Company is seeking the approval of its Equity Shareholders (which includes Public Shareholders) to the Scheme by way of voting including remote e-voting, no separate procedure for voting through e-voting would be required to be carried out by the Applicant/Amalgamated Company for seeking the approval to the Scheme by its Public Shareholders in terms of SEBI Circular. The notice sent to the Equity Shareholders (which includes Public Shareholders) of the Applicant/Amalgamated Company would be deemed to be the notice sent to the Public Shareholders of the Applicant/Amalgamated Company. For this purpose, the term ‘Public’ shall have the meaning assigned to it in Rule 2(d) of the Securities Contracts (Regulations) Rules, 1957 and the term ‘Public Shareholders’ shall be construed accordingly.

Further, since the Applicant/Amalgamated Company is directed to convene a meeting of its Equity Shareholders and the voting in respect of the Equity Shareholders, which includes Public Shareholders is through remote e-voting, the same is in sufficient compliance of SEBI Circular.

The Scrutinizer appointed for conducting the voting process will submit her separate reports to the Chairperson appointed for the meeting after completion of the scrutiny of voting (including remote e-voting) so as to announce the results of the voting exercised by the Public Shareholders of the Applicant/Amalgamated Company.

8.

In accordance with the provisions of Sections 230-232 of the Companies Act, 2013, the Scheme shall be acted upon only if a majority of persons representing three-fourths in value of the Equity Shareholders of the Applicant/Amalgamated Company, voting through (i) postal ballot or remote e-voting system or (ii) ballot/polling paper as arranged by the Applicant/Amalgamated Company at the venue of the meeting, agree to the Scheme. Further, as per the observation letter by BSE dated October 11, 2019 and the observation letter by NSE dated October 11, 2019, the Scheme shall be acted upon only if the majority votes cast by the Public Shareholders are in favor of the Scheme.

9.

The Chairperson shall have all powers under the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 in relation to the conduct of the meeting, including for deciding procedural questions that may arise before or at any adjournment thereof or any other matter including an amendment to the Scheme or resolution, if any, proposed at the meeting by any person(s).

12	DR. REDDY’S LABORATORIES LIMITED

10.

The draft Scheme was placed before the Audit Committee and Board of Directors of the Applicant/Amalgamated Company and the Amalgamating Company at their respective meetings held on July 29, 2019. In accordance with the provisions of SEBI Circular No. CFD/DIL3/CIR/2017/21 dated March 10, 2017, the Audit Committee of the Applicant/Amalgamated Company recommended the Scheme to the Board of Directors of the Applicant/ Amalgamated Company, inter alia taking into account:-

a)

Share Exchange Report dated July 29, 2019 issued by N.S. Kumar & Co., Independent Chartered Accountants and Registered Valuer, having Registration No. 139792W providing the share exchange ratio for the amalgamation of DRHL with DRL under the Scheme;

b)

Fairness Opinion dated July 29, 2019 issued by Keynote Financial Services Limited, a SEBI Registered (Category - I) Merchant Banker, having SEBI Registration No. INM000003606 providing the fairness opinion on the share exchange ratio recommended by N.S. Kumar & Co., Independent Chartered Accountants and Registered Valuer as referred above in connection with amalgamation of DRHL with DRL under the Scheme; and

c)

Certificate obtained from the Statutory Auditors of DRL i.e. S.R. Batliboi & Associates LLP, Chartered Accountants, having Registration No. 101049W/E300004 confirming that the Scheme is in compliance with the applicable accounting treatment notified under the Companies Act, 2013 and other generally accepted accounting principles.

11.

Based upon the recommendations of the Audit Committee of the Applicant/Amalgamated Company and on the basis of the evaluations, the Board of Directors of the Applicant/Amalgamated Company has come to the conclusion that there will be no adverse effect of the Scheme on the Applicant/Amalgamated Company and its shareholders.

PARTICULARS OF DR. REDDY’S HOLDINGS LIMITED (“DRHL”/“AMALGAMATING COMPANY”)

12.

Dr. Reddy’s Holdings Limited, a public company limited by shares, was incorporated under the Companies Act, 1956 on July 12, 1994, under corporate identity number U67120TG1994PLC017906 and having its registered office at 7-1-27, Ameerpet, Hyderabad - 500016, Telangana, India. The Amalgamating Company was initially incorporated as a private limited company by the name of “Dr. Reddy’s Holdings Private Limited”. Further, it became a public limited company with effect from May 4, 2009 and the name of the Amalgamating Company was changed to “Dr. Reddy’s Holdings Limited”. DRHL is engaged inter alia, in business of holding investments. Further, it holds 24.88% (as on March 31, 2019) of the equity share capital of the Amalgamated Company. There has been no further change in the name of DRHL in the last five (5) years. The Permanent Account Number of the Amalgamating Company is AAACD7741A. Email id of the Amalgamating Company is sanjeevarg@drreddys.com. The equity shares of DRHL are not listed on any stock exchanges.

13.	The objects for which the Amalgamating Company has been established are set out in its Memorandum of Association. The main objects of Amalgamating Company are, inter alia, as follows:

“1.

To manufacture, refine, purchase, sell, prepare, import, export all classes and kinds of drugs Including pharmaceutical preparations and formulations, fine chemicals, raw materials and intermediaries for drugs and all other pharmaceuticals such as tablets, injectables, syrups, powers, ointments, aerosols, capsules and liquids for human consumption.

2.

To carry on the business of manufacture, buy, sell, export, import and treat and deal in kinds of chemicals, biological, cosmetics, insecticides, agrochemicals, pesticides, dyestuffs and other intermediaries.

3.

To carry on research, undertake, develop, promote engage in all kinds of research and development and setup laboratories and other facilities by maintaining the resting and to develop new products and substitute for imported products and render all technical assistance either monetary or otherwise as may be required for that purpose.

4.

To carry on the business of an investment and holding company without prejudice to the generality of the foregoing to buy, underwrite, invest in and acquire and hold, sell and deal in shares, stocks, debentures, debenture – stock, bonds obligations and securities issued or guaranteed by any company constituted or carrying on business in India or elsewhere and debenture – stock, bonds obligations and securities, issued or guaranteed by any company constituted or carrying on business in India or elsewhere and debenture – stock, bonds obligations and securities, issued or guaranteed by any Government. State dominions, Sovereign, Rules, Commissioners, Public body of authority, Supreme, Municipal, local are otherwise, firm or person whether in India or elsewhere and to deal with and turn to account the same, provided always that no purchase or investment imposing unlimited liability on the company shall be made.

Notice of Shareholders Meeting	13

5.

To buy, sell, market or otherwise deal in shares, stocks, securities, bonds, debentures, deposits, certificates, units of other investment or saving instrument and make investment in such and related business.”

14.	The Authorised, Issued, Subscribed and Paid up Share Capital of Amalgamating Company as on March 31, 2019 was as under:

Particulars	Amount (INR)
Authorized Capital
25,00,000 Equity Shares of INR 100 each	25,00,00,000
Total	25,00,00,000
Issued, Subscribed and Paid-up
8,04,080 Equity Shares of INR 100 each	8,04,08,000
Total	8,04,08,000

Subsequent to March 31, 2019, there has been no change in the authorized, issued, subscribed and paid-up share capital of Amalgamating Company.

15.

Amalgamating Company holds 4,13,25,300 (Four Crores Thirteen Lakhs Twenty Five Thousand and Three Hundred) equity shares of INR 5 each (24.88%) in DRL. Upon amalgamation of Amalgamating Company and Amalgamated Company, these equity shares will stand cancelled and 4,13,25,300 (Four Crores Thirteen Lakhs Twenty Five Thousand and Three Hundred) fully paid up equity shares of the face value of INR 5 each of the Applicant/Amalgamated Company shall be issued and allotted as fully paid up equity shares to the Equity Shareholders of the Amalgamating Company, in proportion to their holding of 8,04,080 fully paid up equity shares of the face value of INR 100 each in the Amalgamating Company as provided in the Scheme.

PARTICULARS OF DR. REDDY’S LABORATORIES LIMITED (“DRL”/“AMALGAMATED COMPANY”)

16.

Dr. Reddy’s Laboratories Limited is a public company, limited by shares, incorporated under the Companies Act, 1956 on February 24, 1984, under corporate identity number L85195TG1984PLC004507 and having its registered office at 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034, Telangana, India. It was initially incorporated as a private limited company by the name of “Dr. Reddy’s Laboratories Private Limited”. Further, it became a public limited company pursuant to the fresh certificate of incorporation dated December 06, 1985 and the name of the Amalgamated Company was changed to “Dr. Reddy’s Laboratories Limited”. There has been no further change in the name of DRL in the last five (5) years. The Permanent Account Number of the Applicant/Amalgamated Company is AAACD7999Q. Email id of the Applicant/Amalgamated Company is shares@drreddys.com. The equity shares of the Applicant/Amalgamated Company are listed on the BSE and the NSE and its American Depository Receipts are listed on the New York Stock Exchange Inc. (“NYSE”). DRL is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses – pharmaceutical services and active ingredients, global generics and proprietary products, DRL offers a portfolio of products and services including active pharmaceutical ingredients, custom pharmaceutical services, generics, biosimilars and differentiated formulations.

17.	The objects for which Applicant/Amalgamated Company has been established are set out in its Memorandum of Association which inter alia are as follows:

“1.	To carry on the business of manufacture, sell, deal, export and import in all types of Chemicals, Drugs, Pharmaceuticals, Pesticides and Dyestuffs and other intermediaries.

2.	To carry on the research and developmental activities to develop new products and substitute for imported products and to develop and maintain testing house and laboratory for own use and for others.

3.	To carry on the business of Consulting Engineers in chemical, Pharmaceutical and Dyestuff Industries.

14	DR. REDDY’S LABORATORIES LIMITED

4.	To carry on the business of Manufacturer, Exporter, Importer, Whole Sale and Retails Sellers, Dealers in and to do Research and Development in Dermocosmetic products and its intermediates.

5.

To carry on and undertake the business of investing its funds in equity and preference shares, stocks, bonds debentures (convertible and non-convertible) of new projects and securities of all kinds and every description of well established and sound companies, to subscribe to capital issues of joint stock companies, ventures, industries, units, trading concerns whether old or new as the company may think fit and to assist them by granting financial accommodation by way of loans/advances to industrial concerns and to assist Industrial enterprises in creation, expansion and modernisation upon terms whatsoever and to act as finance brokers, merchants and commission agents and to deal in Govt. securities including Govt. bonds, loans, National savings certificates, post office, saving schemes, units of investments, etc., including units of Unit Trust of India.

6.

To promote industrial finance, deposit or lend money, securities and properties to or with any company body corporate, firm, person or association whether falling under the same management or otherwise, in accordance with and to the extent permissible under the provisions contained in Sections 370 & 372 of the Companies Act, 1956, with or without security and on such terms as may be determined from time to time. However, the Company shall not carry on the business of Banking as defined under the Banking Regulation Act, 1949; and to carry on and undertake the business of finance, investment and trading, hire purchase, leasing and to finance lease operations of all kinds, purchasing, selling, hiring or letting on hire of all kinds of plant and machinery and equipment that the Company may think fit and to assist in financing operations of all and every kind of description of hire purchase or deferred payment or similar transactions and to subsidise finance or assist in subsidising or financing the sale and maintenance of any goods, articles, or commodities of all and every kind of description upon any terms whatsoever and to purchase or otherwise deal in all forms of immovable and movable property including lands and buildings, plant and machinery,. Equipment, ships, aircraft, automobiles computers and all consumer, commercial and industrial items and to lease or otherwise deal with them in any manner whatsoever including release thereof regardless of whether the property purchase and lease be new and/or used.

7.

To provide a package of investment/merchant banking services by acting as managers to Public Issue Securities, by underwriting Securities, act as Issue House and to carry on the business of Registrars to investment schemes, Money Managers to secure and extend market support by conducting surveys, collecting data, information and reports and to act as general traders and agents, to carry on the agency business and warehousing indenting and dealership of business.

8.

To carry on the business of manufacturing, buying, selling, importing, exporting of and generally dealing in all types of surgical, medical, dental and scientific equipment, instruments and accessories, and diagnostic kits and Re-agents diagnostic equipments, healthcare aids and accessories, healthcare products and instruments and to carry on research and development of healthcare including diagnostic systems.

9.

To establish, run and maintain hospitals, diagnostic centers, nursing homes, mobile medical service centers and any medical and healthcare institutions and to promote research and development in these areas.

10.

To carry on the business as exporters and dealers in all kinds of electronic and electrical equipments, devices, and components including computers, video terminals, computer peripherals, data processing systems, export systems, uninterruptible power supply systems medical equipments and all kinds of electronic assemblies, sub-assemblies and components; telecommunication equipments devices and accessories used in communication; all types of office equipments including photocopiers, airconditioners, water and aircoolers, fire and burglar alarms accounting machines, cash registers and electronic point of sales systems and domestic appliances like radios televisions, refrigerators; heaters, cooking range etc., and to develop systems software and provide consultancy, maintenance and service support and to promote research and development in all the above fields.”

There has been no change in the Objects clause of DRL in the last 5 years.

Notice of Shareholders Meeting	15

18.	The Authorised, Issued, Subscribed and Paid up Share Capital of the Applicant/Amalgamated Company as on March 31, 2019 was as under:

Particulars	Amount (INR)
Authorized Capital
24,00,00,000 equity shares of INR 5 each	120,00,00,000
Total	120,00,00,000
Issued Capital
16,60,66,148 equity shares of INR 5 each	83,03,30,740
Total	83,03,30,740
Subscribed and Paid-up Capital
16,60,65,948 equity shares of INR 5 each	83,03,29,740
Total	83,03,29,740

As on March 31, 2019, the issued and paid-up share capital includes 2,34,37,729 equity shares represented by 2,34,37,729 American Depository Receipts. The American Depository Receipts are listed on the NYSE.

As on March 31, 2019, the Applicant/Amalgamated Company has 5,31,356 outstanding employee stock options, the exercise of which may result in an increase in the issued and paid-up share capital of the Applicant/ Amalgamated Company.

19.	RATIONALE OF THE SCHEME:

It is proposed to amalgamate DRHL with DRL by this Scheme, as a result of which the shareholders of DRHL viz. Promoters (as defined in the Scheme) shall directly hold shares in DRL.

The Amalgamation will lead to simplification of the shareholding structure and reduction of shareholding tiers and demonstrate direct commitment to and engagement with DRL of/by the Promoters. Further, the Amalgamation shall have no adverse implications for DRHL, DRL, or public shareholders of DRL.

The Promoter Group (as defined in the Scheme) cumulatively will continue to hold the same number of shares in DRL, pre and post the amalgamation.

All costs, charges and expenses relating to the Scheme will be borne out of the Surplus Assets (as defined in the Scheme) of DRHL. Further, any expense, if exceeding the Surplus Assets of DRHL would be borne directly by the Promoters.

The Scheme also provides that the Promoters/Indemnifying Parties (as defined in the Scheme) will jointly and severally indemnify, defend and hold harmless the Amalgamated Company, its directors, employees, officers, representatives, or any other person authorized by the Amalgamated Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Amalgamated Company on account of this amalgamation.

20.	SALIENT FEATURES OF THE SCHEME:

20.1

The Scheme is presented under Sections 230 – 232 read with Section 66 and other applicable provisions of the Companies Act, 2013 and relevant rules made thereunder, as may be applicable for the amalgamation of Dr. Reddy’s Holdings Limited with Dr. Reddy’s Laboratories Limited;

20.2

“Appointed Date” means April 1, 2019 or such other date as may be approved by Hon’ble National Company Law Tribunal at Hyderabad Bench, Hyderabad, for the purposes of this Scheme and Income-tax Act, 1961;

20.3

“Effective Date” means the date on which the Scheme shall become effective pursuant to Clause 13 of the Scheme. Any references in the Scheme to “upon this Scheme becoming effective” or “effectiveness of this Scheme” or “after this Scheme becomes effective” means and refers to the Effective Date;

20.4	The Scheme further, inter alia, provides that upon the Scheme becoming effective and with effect from the Appointed Date:

16	DR. REDDY’S LABORATORIES LIMITED

(i)

all assets of the Amalgamating Company, as are movable in nature including but not limited to sundry debtors, outstanding loans and advances, if any, recoverable in cash or in kind or for value to be received, bank balances, cash in hand, deposits, investments (including investments in securities of other companies whether, shares, stocks, debentures, units, or other similar instruments) if any, shall without any further act, instrument or deed, become the property of the Amalgamated Company;

(ii)

all debts, liabilities, contingent liabilities, duties and obligations, secured or unsecured, whether provided for or not in the books of account or disclosed in the balance sheets of the Amalgamating Company, shall, be deemed to be the debts, liabilities, contingent liabilities, duties and obligations of the Amalgamated Company;

(iii)

all contracts, deeds, bonds, agreements, schemes, arrangements and other instruments, permits, rights, entitlements, licenses in relation to the Amalgamating Company, shall be in full force and effect on the Amalgamated Company and may be enforced as fully and effectually as if, instead of the Amalgamating Company, the Amalgamated Company had been a party thereto;

(iv)

any pending suit/appeal or other proceedings of whatsoever nature relating to the Amalgamating Company, whether by or against the Amalgamating Company, shall continue and any prosecution shall be enforced by or against the Amalgamated Company in the same manner and to the same extent as they would or might have been continued, prosecuted and/or enforced by or against the Amalgamating Company, as if this Scheme had not been made;

(v)

all employees of the Amalgamating Company, who are on its pay roll shall be engaged by the Amalgamated Company, on such terms and conditions as are no less favourable than those on which they are currently engaged by the Amalgamating Company, without any interruption of service as a result of this amalgamation and transfer;

(vi)

all statutory licenses, permissions or approvals or consents held by the Amalgamating Company required to carry on its operations shall stand transferred to and be vested in the Amalgamated Company without any further act or deed, and shall, as may be required, be appropriately mutated by the statutory authorities concerned therewith in favor of the Amalgamated Company;

(vii)	any and all registrations, goodwill, licenses appertaining to the Amalgamating Company shall stand transferred to and vested in the Amalgamated Company;

(viii)	all taxes payable by the Amalgamating Company, if any, including all or any refunds of claims shall be treated as the tax liability or refunds/claims as the case may be of the Amalgamated Company;

20.5	Conduct of the Amalgamating Company till the Effective Date:

(i)

All the profits or income accruing or arising to the Amalgamating Company or expenditure or losses arising or incurred or suffered by it with effect from Appointed Date shall for all purposes be treated and be deemed to be accrued as the income or profits or losses or expenditure, as the case may be, of the Amalgamated Company respectively, unless otherwise provided in the Scheme;

(ii)

Until the effectiveness of the Scheme, in the event the Amalgamated Company declares and distributes dividends (including interim dividends) or undertakes any Corporate Action (such as bonus issue/rights issue etc.), the Amalgamating company shall be duly entitled to the same;

(iii)

Notwithstanding anything contained in the Scheme, in the event any dividends are declared by the Amalgamated Company before the Scheme becoming effective, the Amalgamating Company being entitled to the same due to its shareholding in the Amalgamated Company, shall ensure that such entitlements are immediately distributed amongst its shareholders by way of dividends.

20.6

Upon the coming into effect of the Scheme, and in consideration of the amalgamation of the Amalgamating Company with the Amalgamated Company, the Amalgamated Company shall, without any further act or deed and without any further payment, basis the Share Exchange Report, issue and allot to the shareholders of Amalgamating Company (whose name is recorded in the register of members of the Amalgamating Company as on Record Date) equal number of equity shares as held by the Amalgamating Company in the Amalgamated Company in the following manner:

Notice of Shareholders Meeting	17

“4,13,25,300 (Four Crores Thirteen Lakhs Twenty Five Thousand and Three Hundred) fully paid up equity shares of the face value of INR 5 each of the Applicant/Amalgamated Company shall be issued and allotted as fully paid up equity shares to the Equity Shareholders of the Amalgamating Company, in proportion to their holding of 8,04,080 fully paid up equity shares of the face value of INR 100 each in the Amalgamating Company.”

20.7

All equity shares held by the Amalgamating Company in the share capital of the Amalgamated Company as on the Effective Date (i.e. 4,13,25,300 equity shares), shall stand cancelled, without any further act or deed, upon this Scheme becoming effective. Accordingly, the share capital of Amalgamated Company shall stand reduced to the extent of the face value of shares held by the Amalgamating Company in the Amalgamated Company.

20.8

On coming into effect of this Scheme, the authorized share capital of the Amalgamating Company shall be deemed to have been reclassified into equity shares of INR 5 (Rupees Five only) each and shall stand transferred to and be amalgamated with the authorized share capital of the Amalgamated Company without any requirement of any further act, instrument or deed on the part of the Amalgamated Company, including payment of stamp duty and fees payable to the relevant Registrar of Companies. Clause V.a. of the Memorandum of Association of the Amalgamated Company shall respectively stand substituted by virtue of the Scheme to read as follows:

“The authorized share capital of the Company is INR 145,00,00,000 (Rupees One Hundred and Forty- Five Crores only) divided into 29,00,00,000 (Twenty-Nine Crores) equity shares of INR 5/- (Rupees Five only) each”

20.9

On the Scheme becoming effective, the Amalgamated Company shall account for the Scheme in its books of accounts with effect from the Effective Date in accordance with applicable Indian Accounting Standards notified under the provisions of Section 133 and other applicable provisions of the Companies Act.

20.10

Upon this Scheme becoming effective, the Amalgamating Company shall stand dissolved, without following the procedure of winding up prescribed under the Insolvency and Bankruptcy Code, 2016, as may be applicable.

20.11

All costs, charges and expenses relating to the Scheme will be borne out of the Surplus Assets (as defined in the Scheme) of DRHL. Further, any expense, if exceeding the Surplus Assets of DRHL would be borne directly by the Promoters.

20.12	The Scheme is conditional upon and subject to:

(i)

The approval by the requisite majorities in number and value of the classes of persons, including shareholders, creditors of the Amalgamating Company and Amalgamated Company as may be directed by the NCLT under Sections 230 – 232 of the Companies Act;

(ii)

The approval by the public shareholding through e-voting in terms of paragraphs 1(A)(9)(a) and 1(A)(9)(b) of Annexure 1 of SEBI circular CFD/DIL3/CIR/2017/21 dated 10th March, 2017 (including any modification or revisions thereof) and the Scheme shall be acted upon only if the votes cast by the public shareholder in favour of the Scheme are more than the number of votes cast by the public shareholders against it;

(iii)	The sanctioning of this Scheme by the NCLT, whether or not with any modifications or amendments as NCLT may deem fit or otherwise;

(iv)	The filing of the certified copies of the Orders of the NCLT with the Registrar of Companies, by the Amalgamating Company and Amalgamated Company, as the case may be;

(v)	Compliance with such other conditions as may be imposed by NCLT;

18	DR. REDDY’S LABORATORIES LIMITED

(vi)

The requisite consent, approval or permission of the Central Government or any Governmental Authorities including Stock Exchanges, Reserve Bank of India, which by law may be necessary for the implementation of this Scheme;

(vii)	Any other sanctions and orders as may be directed by the NCLT in respect of the Scheme.

The aforesaid are only the salient features of the Scheme. You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

21.	CORPORATE APPROVALS

21.1

The proposed Scheme was placed before the Audit Committee of the Applicant/Amalgamated Company at its meeting held on July 29, 2019. The Audit Committee of Applicant/Amalgamated Company in their meeting recommended the Scheme to the Board of Directors of Applicant/Amalgamated Company.

21.2

The Scheme was placed before the Board of Directors of Applicant/Amalgamated Company, at its meeting held on July 29, 2019. The report of the Audit Committee was also submitted to the Board of Directors of Applicant/Amalgamated Company. Based on the aforesaid, the Board of Directors of Applicant/Amalgamated Company approved the Scheme. The meeting of the Board of Directors of Applicant/Amalgamated Company, held on July 29, 2019, was attended by all of its directors. None of the Directors of Applicant/Amalgamated Company who attended and participated in this agenda in the meeting, voted against the Scheme. Thus, the Scheme was approved unanimously by the Directors of Applicant/Amalgamated Company who attended and voted at the meeting.

21.3

The Scheme was placed before the Board of Directors of Amalgamating Company, at its meeting held on July 29, 2019. The Board of Directors of Amalgamating Company unanimously approved the Scheme. The meeting of the Board of Directors of Amalgamating Company, held on July 29, 2019, was attended by all of its directors. None of the Directors of Amalgamating Company who attended the meeting voted against the Scheme. Thus, the Scheme was approved unanimously by the Directors of Amalgamating Company who attended and voted at the meeting.

22.	APPROVALS AND ACTIONS TAKEN IN RELATION TO THE SCHEME

22.1

Pursuant to the SEBI Circular read with Regulation 37 of the SEBI Listing Regulations, the Applicant/ Amalgamated Company had filed the necessary applications before the BSE and NSE seeking their no-objections to the Scheme. The Applicant/Amalgamated Company has received the observation letters from BSE and NSE dated October 11, 2019 conveying their no-objection to the Scheme (“Observation Letters”). Copies of the aforesaid Observation Letters are enclosed herewith.

22.2

As required by the SEBI Circular, the Applicant/Amalgamated Company has filed the Complaints Reports with the BSE and NSE on September 05, 2019 and September 21, 2019 respectively. A copy of the aforementioned Complaints Reports are enclosed herewith.

22.3	The Companies would obtain such necessary approvals/sanctions/no objection(s) from the regulatory or other governmental authorities in respect of the Scheme in accordance with law, if so required.

22.4	The application along with the annexures thereto (which includes the Scheme) were filed by the Companies with the Hon’ble Tribunal on October 30, 2019.

23.	CAPITAL STRUCTURE PRE AND POST AMALGAMATION AND ARRANGEMENT

23.1

The pre-amalgamation and arrangement capital structure of the Applicant/Amalgamated Company is mentioned in paragraph 18 above. Post the amalgamation and arrangement, the issued, subscribed and paid-up share capital of the Applicant/Amalgamated Company would not be impacted by the Scheme, since, post amalgamation and arrangement, the equity shares held by the Amalgamating Company shall stand cancelled and as a consideration for the amalgamation same number of shares will be issued to the Equity Shareholders of the Amalgamating Company.

23.2

The pre-amalgamation and arrangement capital structure of the Amalgamating Company is mentioned in paragraph 14 above. Post the amalgamation and arrangement, the Amalgamating Company shall stand dissolved without being wound-up.

Notice of Shareholders Meeting	19

24.	PRE AND POST AMALGAMATION AND ARRANGEMENT SHAREHOLDING PATTERN

24.1	The pre and post amalgamation and arrangement shareholding pattern of the Applicant/Amalgamated Company is as follows:

Particulars as on March 31, 2019			Pre-amalgamation and arrangement		Post- amalgamation and arrangement (expected)
Sr. No.	Description	Name of Shareholder	No. of shares	%	No. of shares	%
(A)	Shareholding of Promoter and Promoter Group
1	Indian
(a)	Individuals/	Mr. G V Prasad	11,17,940	0.67	11,17,940	0.67
	Hindu Undivided	G V Prasad HUF	-	-	14,25,478	0.86
	Family	K Satish Reddy HUF	-	-	55,23,677	3.33
		Mr. K Satish Reddy	8,98,432	0.54	9,01,002	0.54
		Mrs. G. Anuradha	1,496	0.00	9,205	0.01
		Mrs. G.V. Sanjana Reddy	-	-	5,140	0.00
		Mrs. K. Deepti Reddy	-	-	5,140	0.00
		Mrs. K. Samrajyam	11,15,360	0.67	11,20,499	0.67
		Ms. G. Mallika Reddy	-	-	5,139	0.00
(b)	Central Government/ State Government(s)		-	-	-	-
(c)	Bodies Corporate	Dr. Reddy’s Holdings Limited	4,13,25,300	24.88	-	-
(d)	Financial Institutions/ Banks		-	-	-	-
(e)	Any Others	APS Trust*	-	-	3,43,45,308	20.68
	Sub Total(A)(1)		4,44,58,528	26.77	4,44,58,528	26.77
2	Foreign		-	-	-	-
(a)	Individuals (Non-Residents Individuals/ Foreign Individuals)		-	-	-	-
(b)	Bodies Corporate		-	-	-	-
(c)	Institutions		-	-	-	-
(d)	Any Others		-	-	-	-
	Sub Total(A)(2)		-	-	-	-
	Total Shareholding of Promoter and Promoter Group (A)= (A) (1)+(A)(2)		4,44,58,528	26.77	4,44,58,528	26.77

20	DR. REDDY’S LABORATORIES LIMITED

Particulars as on March 31, 2019			Pre-amalgamation and arrangement		Post- amalgamation and arrangement (expected)
Sr. No.	Description	Name of Shareholder	No. of shares	%	No. of shares	%
(B)	Public shareholding
1	Institutions
(a)	Mutual Funds/ UTI		1,51,32,031	9.11	1,51,32,031	9.11
(b)	Financial Institutions/ Banks		3,41,114	0.21	3,41,114	0.21
(c)	Central Government/ State Government(s)		-	-	-	-
(d)	Venture Capital Funds		-	-	-	-
(e)	Insurance Companies		81,74,052	4.92	81,74,052	4.92
(f)	Foreign Institutional Investors		5,13,71,769	30.94	5,13,71,769	30.94
(g)	Foreign Venture Capital Investors		-	-	-	-
(h)	Any Other – Alternate Investment Funds		4,70,455	0.28	4,70,455	0.28
	Sub-Total (B)(1)		7,54,89,421	45.46	7,54,89,421	45.46
2	Non-institutions
(a)	Bodies Corporate		57,25,223	3.45	57,25,223	3.45
(b)	Individuals
I	Individuals i. Individual shareholders holding nominal share capital up to INR 1 lakh		1,22,16,818	7.36	1,22,16,818	7.36
II	ii. Individual shareholders holding nominal share capital in excess of INR 1 lakh.		8,16,135	0.49	8,16,135	0.49
(c)	Any Other		39,22,094	2.36	39,22,094	2.36
	Sub-Total (B)(2)		2,26,80,270	13.66	2,26,80,270	13.66

Notice of Shareholders Meeting	21

Particulars as on March 31, 2019			Pre-amalgamation and arrangement		Post- amalgamation and arrangement (expected)
Sr. No.	Description	Name of Shareholder	No. of shares	%	No. of shares	%
	Total Public Shareholding (B)= (B)(1)+(B) (2)		9,81,69,691	59.12	9,81,69,691	59.12
	TOTAL (A)+(B)		14,26,28,219	85.89	14,26,28,219	85.89
(C)	Shares held by Custodians and against which ADRs have been issued		2,34,37,729	14.11	2,34,37,729	14.11
	GRAND TOTAL (A)+(B)+(C)		16,60,65,948	100.00	16,60,65,948	100.00

* Mr. G V Prasad and Mr. K Satish Reddy are the Trustees of APS Trust. Further, Mr. G V Prasad, Mr. K Satish Reddy, Mrs. G Anuradha, Mrs. Deepti Reddy and their bloodline descendants are the beneficiaries of APS Trust.

The Promoters and Promoters Group (as defined in the Scheme) cumulatively will continue to hold the same number of shares in DRL, pre and post the amalgamation.

24.2	The pre and post amalgamation and arrangement shareholding pattern of the Amalgamating Company is as follows:

Particulars as on March 31, 2019		Pre-amalgamation and arrangement
Description	Name of Shareholder	No. of shares	%
Shareholding of Promoter and Promoter Group
Individuals/Hindu	Mrs. G. Anuradha	150	0.02
Undivided Family	Mrs. K. Deepti Reddy	100	0.01
	Mrs. K. Samrajyam	100	0.01
	Mr. K. Satish Reddy	50	0.01
	Mrs. G V Sanjana Reddy	100	0.01
	Ms. G. Mallika Reddy	100	0.01
	G V Prasad HUF	27,736	3.45
	K. Satish Reddy HUF	1,07,476	13.37
Any others	APS Trust*	6,68,268	83.11
TOTAL		8,04,080	100.00

* Mr. G V Prasad and Mr. K Satish Reddy are the Trustees of APS Trust. Further, Mr. G V Prasad, Mr. K Satish Reddy, Mrs. G Anuradha, Mrs. Deepti Reddy and their bloodline descendants are the beneficiaries of APS Trust.

Post the Scheme becoming effective, Dr. Reddy’s Holdings Limited shall amalgamate with Dr. Reddy’s Laboratories Limited and hence, post shareholding pattern of Dr. Reddy’s Holdings Limited is not applicable.

22	DR. REDDY’S LABORATORIES LIMITED

25.	EXTENT OF SHAREHOLDING OF DIRECTORS AND KEY MANAGERIAL PERSONNEL (‘KMP’):

25.1

The Directors, KMP and their relatives of the Amalgamating and Applicant/Amalgamated Company may be affected only to the extent of their shareholding in the Amalgamating and/or Applicant/Amalgamated Company, or to the extent that the said Directors or KMP are the partners, directors, members of the companies, firms, association of persons, bodies corporates and /or beneficiary of Trust that hold shares in the Amalgamating and/or Applicant/Amalgamated Company, if any. Save as aforesaid, none of the Directors/KMP or their relatives of the Amalgamating and/or Applicant/Amalgamated Company have any material interest in the Scheme.

25.2

The details of the present Directors and KMP of the Applicant/Amalgamated Company and their respective shareholdings in the Applicant/Amalgamated Company and Amalgamating Company as on the date of this notice are as follows:

Name of Director/KMP	Designation	Equity Shares of INR 5/- each in the Applicant/ Amalgamated Company	Equity Shares of INR 100/- each in the Amalgamating Company
Mr. K Satish Reddy	Chairman and Whole Time Director	8,98,432	50
Mr. G V Prasad	Co-Chairman and Managing Director	11,17,940	-
Mr. Bharat N Doshi	Independent Director	1,000	-
Dr. Bruce L A Carter (ADRs)	Independent Director	7,800	-
Ms. Kalpana Morparia	Independent Director	10,800	-
Mr. Prasad R Menon	Independent Director	-	-
Mr. Sridar Iyengar	Independent Director	-	-
Mr. Leo Puri	Independent Director	-	-
Ms. Shikha Sanjaya Sharma	Independent Director	-	-
Mr. Allan Grant Oberman	Independent Director	-	-
Mr. Erez Israeli	Chief Executive Officer	-	-
Mr. Saumen Chakraborty	Chief Financial Officer	45,125	-
Mr. Sandeep Poddar	Company Secretary	2,800	-

25.3

The details of the present Directors and KMP of the Amalgamating Company and their respective shareholdings in the Amalgamating Company and Applicant/Amalgamated Company as on the date of this notice are as follows:

Name of Director/KMP	Designation	Equity Shares of INR 100/- each in the Amalgamat- ing Company	Equity Shares of INR 5/- each in the Applicant/ Amalgamated Company
Mr. G V Prasad	Director	-	11,17,940
Mr. K Satish Reddy	Director	50	8,98,432
Mrs. G. Anuradha	Director	150	1,496
Mrs. K. Deepti Reddy	Director	100	-
Mrs. Shikha Sabharwal	Company Secretary	-	-

26.	GENERAL

26.1

The Applicant/Amalgamated Company and the Amalgamating Company have made a joint application before the Hon’ble National Company Law Tribunal, Hyderabad Bench at Hyderabad for the sanction of the Scheme under Section 230-232 read with Section 66 and other applicable provisions of the Companies Act, 2013 and other relevant rules thereunder.

Notice of Shareholders Meeting	23

26.2

The Applicant/Amalgamated Company does not have any secured creditors as on August 31, 2019. Further, the amount due by the Applicant/Amalgamated Company to its Unsecured Creditors as on August 31, 2019 is INR 22,70,42,40,306. Meeting of such Unsecured Creditors, to whom the Company owes a debt of more than INR 5,00,000 (Rupees Five Lakhs) is being convened in terms of the NCLT Order.

26.3	The Amalgamating Company does not have any secured and Unsecured Creditors as on September 30, 2019.

26.4

The Equity Shareholders of the Applicant/Amalgamated Company whose names are appearing in the records of the Company as on Friday, November 15, 2019 shall be eligible to attend and vote at meeting convened as per the directions of the Hon’ble Tribunal, either in person or by proxies or cast their votes using postal ballot or remote e-voting facility prior to the meeting.

26.5

The rights and interests of Unsecured Creditors of Applicant/Amalgamated Company will not be affected by the Scheme as no sacrifice or waiver is, at all called from them nor their rights sought to be modified in any manner and post the Scheme, the Applicant/Amalgamated Company will be able to meet its liabilities as they arise in the ordinary course of business.

26.6

The latest audited financial statements for the year ended March 31, 2019 and unaudited financial results for the period ended September 30, 2019 of the Applicant/Amalgamated Company indicates that it is in a solvent position and would be able to meet liabilities as they arise in the course of business. There is no likelihood that any Unsecured Creditors of the Applicant/Amalgamated Company would lose or be prejudiced as a result of this Scheme being passed since no sacrifice or waiver is at all called for from them nor are their rights sought to be adversely modified in any manner. Hence, the amalgamation and arrangement will not cast any additional burden on the shareholders or creditors of the Applicant/ Amalgamated Company, nor will it adversely affect the interest of any of the shareholders or creditors.

26.7	There are no winding up proceedings pending against the Applicant/Amalgamated Company as of date.

26.8

No investigation or proceedings are pending or are likely to be pending under the provisions of Chapter XIV of the Companies Act, 2013 or under the provisions of the Companies Act, 1956 in respect of the Applicant/Amalgamated Company.

26.9

The Applicant/Amalgamated Company and the Amalgamating Company are required to seek approvals/ sanctions/no-objections from certain regulatory and governmental authorities for the Scheme such as the Registrar of Companies, Regional Director and Income-tax authorities. These approvals/sanctions/ no-objections will be obtained by the Applicant/Amalgamated Company and the Amalgamating Company at the relevant time.

26.10	In the event that the Scheme is withdrawn in accordance with its terms, the Scheme shall stand revoked, cancelled and be of no effect and become null and void.

26.11	Names and addresses of the Directors and Promoters of the Applicant/Amalgamated Company as on the date of this notice are as under:

Sr. No.	Name of Director	Address	DIN
1.	Mr. G V Prasad	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034	00057433
2.	Mr. K Satish Reddy	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034	00129701
3.	Mr. Bharat N Doshi	Flat No. 8, St. Helens Court Peddar Road, Opposite Jaslok Hospital, Cumballa Hill, Mumbai - 400026	00012541
4.	Dr. Bruce L A Carter	3915, NE Surber, DR Seattle - 98105 US	02331774
5.	Ms. Kalpana Morparia	A52 Ahuja Tower CHS, Rajabhau Desai Marg, Prabhadevi, Mumbai - 400025	00046081
6.	Mr. Prasad R Menon	264/A, Road No. 12, M.L.A, Colony, Banjara Hills, Hyderabad - 500034	00005078

24	DR. REDDY’S LABORATORIES LIMITED

Sr. No.	Name of Director	Address	DIN
7.	Mr. Sridar Iyengar	85, Fair Oaks Lane, Atherton - 94027 US	00278512
8.	Mr. Leo Puri	Condominium, 37 D-L, Jagamohandas Marg, Napean Sea Road, Mumbai - 400037	01764813
9.	Ms. Shikha Sanjaya Sharma	4402, The Imperial Tower, South Tower, Tardeo, Mumbai - 400034	00043265
10.	Mr. Allan Grant Oberman	7071, Bayview Avenue, Suite Pl12, Thornhill Ontario, L3T7Y8 CA	08393837

Sr. No.	Name of Promoter	Address
1.	Mr. G V Prasad*	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
2.	Mr. K Satish Reddy*	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034
3.	Mrs. G Anuradha*	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
4.	Mrs. K Samrajyam*	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034
5.	Dr. Reddy’s Holdings Limited*	7-1-27, Ameerpet, Hyderabad - 500016
6.	G V Prasad HUF	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
7.	K Satish Reddy HUF	7-1-27, Ameerpet, Hyderabad - 500016
8.	Mrs. K. Deepti Reddy	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034
9.	Mrs. G.V. Sanjana Reddy	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
10.	Ms. G. Mallika Reddy	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
11.	APS Trust	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034
12.	VSD Holdings & Advisory LLP	7-1-27, Ameerpet, Hyderabad - 500016
13.	Mr. G Sharathchandra Reddy	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
14.	Ms. K Shravya Reddy	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034
15.	Mr. K Vishal Reddy	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034

*Holding shares in Dr. Reddy’s Laboratories Limited

26.12	Names and addresses of the Directors and Promoters of the Amalgamating Company as on the date of this notice are as under:

Sr. No.	Name of Director	Address	DIN
1.	Mr. G V Prasad	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034	00057433
2.	Mr. K Satish Reddy	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034	00129701
3.	Mrs. G Anuradha	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034	00337663
4.	Mrs. K. Deepti Reddy	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034	01259238

Notice of Shareholders Meeting	25

Sr. No.	Name of Promoter	Address
1.	Mr. G V Prasad	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
2.	Mr. K Satish Reddy*	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034
3.	Mrs. G Anuradha*	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
4.	Mrs. K Samrajyam*	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034
5.	G V Prasad HUF*	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
6.	K Satish Reddy HUF*	H. No. 7-1-27, Ameerpet, Hyderabad - 500016
7.	Mrs. K. Deepti Reddy*	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034
8.	Mrs. G.V. Sanjana Reddy*	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
9.	Ms. G. Mallika Reddy*	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
10.	APS Trust*	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034
11.	VSD Holdings & Advisory LLP	7-1-27, Ameerpet, Hyderabad - 500016
12.	Mr. G Sharathchandra Reddy	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
13.	Ms. K Shravya Reddy	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034
14.	Mr. K Vishal Reddy	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034

*Holding shares in Dr. Reddy’s Holdings Limited

26.13

Details of Directors of the Applicant/Amalgamated Company who voted in favour/against/did not participate on resolution passed at the meeting of the Board of Directors of the Applicant/Amalgamated Company held on July 29, 2019 are given below:

Sr. No.	Name of Director	Votes for the Resolution	Votes Against the Resolution	Did not Vote or Participate
1.	Mr. G V Prasad	-	-	✓
2.	Mr. K Satish Reddy	-	-	✓
3.	Mr. Bharat N Doshi	✓	-	-
4.	Dr. Bruce L A Carter	✓	-	-
5.	Ms. Kalpana Morparia	✓	-	-
6.	Mr. Prasad R Menon	✓	-	-
7.	Mr. Sridar Iyengar	✓	-	-
8.	Mr. Leo Puri	✓	-	-
9.	Ms. Shikha Sanjaya Sharma	✓	-	-
10.	Mr. Allan Grant Oberman	✓	-	-
11.	Dr. Omkar Goswami (*)	✓	-	-

(*) Term as an Independent director ended with effect from July 30, 2019

26	DR. REDDY’S LABORATORIES LIMITED

26.14

Details of Directors of the Amalgamating Company who voted in favour/against/did not participate on resolution passed at the meeting of the Board of Directors of the Amalgamating Company are given below:

Sr. No.	Name of Director	Votes for the Resolution	Votes Against the Resolution	Did not Vote or Participate
1.	Mr. G V Prasad	✓	-	-
2.	Mr. K Satish Reddy	✓	-	-
3.	Mrs. G Anuradha	✓	-	-
4.	Mrs. K. Deepti Reddy	✓	-	-

26.15

For the purpose of the amalgamation and arrangement of the Amalgamating Company with the Applicant/Amalgamated Company, a Share Exchange Report dated July 29, 2019 has been obtained from N. S. Kumar & Co., Chartered Accountants, describing the methodology adopted by them in arriving at the share exchange ratio. Keynote Financial Services Limited, a Category I Merchant Banker after having reviewed the Share Exchange Report of N. S. Kumar & Co Chartered Accountants and Registered Valuers and on consideration of all the relevant factors and circumstances, opined that in their view the independent valuer’s proposed share exchange ratio is fair.

26.16

In compliance with the provisions of Section 232(2)(c) of the Act, the Board of Directors of Amalgamating Company and the Applicant/Amalgamated Company, in their separate meetings held on July 29, 2019 respectively, have adopted a report, inter alia, explaining effect of the Scheme on each class of shareholders, KMP, promoters and non-promoter shareholders among others. The Amalgamating Company and the Applicant/Amalgamated Company does not have any depositors, deposit trustee and debenture trustee. There will be no adverse effect on account of the Scheme as far as the employees and creditors of the Amalgamating Company and the Applicant/Amalgamated Company are concerned.

26.17	A copy of the proposed Scheme has been filed by the respective Companies before the concerned Registrar of Companies.

26.18

The following documents will be open for inspection by the Equity Shareholders of the Applicant/Amalgamated Company at its registered office at 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034, Telangana, India during working hours on all working days (except Saturdays, Sundays and public holidays) up to the date of the meeting :

(i)

Copy of the Order passed by NCLT in Company Scheme Application No. CA (CAA) No. 231/ 230/HDB/2019 dated 22nd day of November, 2019 directing Applicant/Amalgamated Company to, inter alia, convene the meeting of its Equity Shareholders and Unsecured Creditors;

(ii)	Copy of Company Scheme Application No. CA (CAA) No. 231/230/HDB/2019 along with annexures filed by the Applicant/Amalgamated Company before NCLT;

(iii)	Copy of the Scheme;

(iv)	Copy of Audit Committee Report dated July 29, 2019 of Applicant/Amalgamated Company;

(v)	Copy of the Report dated July 29, 2019 adopted by the Board of Directors of the Applicant/ Amalgamated Company and Amalgamating Company, pursuant to the provisions of section 232(2)(c) of the Act;

(vi)	Copy of the resolutions dated July 29, 2019 passed by the Board of Directors of Applicant/ Amalgamated Company and Amalgamating Company approving the Scheme;

(vii)	Copy of the Share Exchange Report dated July 29, 2019 issued by N. S. Kumar & Co., Chartered Accountants, describing the methodology adopted by them in arriving at the share exchange ratio;

(viii)	Copy of the Fairness Opinion dated July 29, 2019 issued by Keynote Financial Services Limited;

Notice of Shareholders Meeting	27

(ix)

Copy of the Statutory Auditors’ certificate dated July 29, 2019 issued by S.R. Batliboi & Associates LLP., Chartered Accountants to Applicant/Amalgamated Company, confirming the compliance of the accounting treatment as specified by Central Government in Section 133 of the Companies Act, 2013;

(x)

Copy of abridged prospectus providing information pertaining to the unlisted entity i.e. Amalgamating Company, involved in the scheme as per the format specified in Part E of Schedule VI of the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018 along with a copy of certificate from the Merchant Banker confirming the adequacy and accuracy of the information contained in above document on unlisted company in terms of Para 3(a) of Part I(A) of the SEBI circular dated March 10, 2017;

(xi)	A copy of Complaints Report dated September 5, 2019 of the Applicant/Amalgamated Company filed with the BSE in terms of Para 6(a) of Part I(A) of the SEBI circular dated March 10, 2017;

(xii)	A copy of Complaints Report dated September 21, 2019 of the Applicant/Amalgamated Company filed with the NSE in terms of Para 6(a) of Part I(A) of the SEBI circular dated March 10, 2017;

(xiii)	Copy of the Observation letter dated October 11, 2019 issued by the BSE to Applicant/ Amalgamated Company;

(xiv)	Copy of the Observation letter dated October 11, 2019 issued by the NSE to Applicant/ Amalgamated Company;

(xv)

Copy of Form No. GNL-1 filed by the Applicant/Amalgamated Company with the concerned Registrar of Companies along with challan, evidencing filing of the Scheme with the concerned Registrar of Companies;

(xvi)	List of Equity Shareholders of the Applicant/Amalgamated Company as on Friday, November 15, 2019;

(xvii)	Copy of the Memorandum and Articles of Association of the Applicant/Amalgamated Company and Amalgamating Company;

(xviii)	Copy of the annual reports of Applicant/Amalgamated Company and Amalgamating Company for the financial years ended March 31, 2017, March 31, 2018 and March 31, 2019;

(xix)	Copy of the Audited Financial Statements of Applicant/Amalgamated Company and Amalgamating Company, for the year ended on March 31, 2019;

(xx)	Copy of unaudited financial results of the Applicant/Amalgamated Company for the period ended September 30, 2019;

(xxi)	Copy of unaudited financial statements of the Amalgamating Company for the period ended September 30, 2019; and

(xxii)	Copy of the Register of Directors and KMP and shareholding maintained under Section 170 of the Companies Act, 2013, of Applicant/Amalgamated Company.

26.19

This statement may be treated as an Explanatory Statement under Sections 230(3), 232(1), 232(2) and 102 and any other applicable provisions of the Companies Act, 2013 read with Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016.

Sd/-

Amir Ali M. Bavani

Chairperson appointed for the meeting

Dated this 26th day of November, 2019

Registered office:

8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034.

28	DR. REDDY’S LABORATORIES LIMITED

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. : 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900

Fax: + 91 40 4900 2999

Email: shares@drreddys.com

www.drreddys.com

POSTAL BALLOT FORM

Postal Ballot Form No.:

Name and Registered address of the Sole /

First named Member:

Name(s) of the Joint holder(s) if any :

Registered Folio No./ DP ID & Client ID No.*:

(*Applicable to members holding shares in dematerialized form)

Number of equity shares held:

I / We hereby exercise my / our vote in respect of the following Resolution as stated in the Notice dated November 26, 2019 for the meeting of the Equity Shareholders of Dr. Reddy’s Laboratories Limited (“the Company”) being convened pursuant to the Order of the Hon’ble National Company Law Tribunal, Hyderabad Bench at Hyderabad dated November 22, 2019, on Thursday, January 2, 2020 at 11.00 AM at The Ballroom, Hotel Park Hyatt, Road No.2, Banjara Hills, Hyderabad - 500034, Telangana, India, by sending my / our assent (FOR) or dissent (AGAINST) to the said resolution by placing the tick (Ö) mark in the appropriate column below.

Item No.	Details of Resolution	No. of equity shares held	I/We assent to the resolution (For)	I/We dissent to the resolution (Against)
1.

Approval of the Scheme of Amalgamation and Arrangement between Dr. Reddy’s Holdings Limited (Amalgamating Company) and Dr. Reddy’s Laboratories Limited (Amalgamated Company) and their respective shareholders pursuant to the provisions of Sections 230-232 read with Section 66 and other relevant provisions of the Companies Act, 2013 and rules thereunder.

Place :

Date :	(Signature of the Member) (must be as per specimen signature registered with Company/Depository participant)

PARTICULARS OF E-VOTING

The remote e-voting facility is available at the link https://www.evoting.nsdl.com. The remote e-voting particulars are set out as follows:

EVEN (E-voting event number)	USER ID	PASSWORD
112636

Notes:

1.	Please read the instructions printed overleaf and in the notice of the meeting carefully before exercising your vote.
2.	Facility to exercise vote(s) by means of Postal Ballot, including remote e-voting will be available during the following period:

Commencement of voting	End of voting
From 9:00 AM (IST) on Tuesday, December 3, 2019	Upto 5:00 PM (IST) on Wednesday, January 1, 2020

Voting through Postal Ballot and remote e-voting will not be allowed beyond Wednesday, January 1, 2020 (5:00 PM IST).

GENERAL INFORMATION

1.

The Hon’ble National Company Law Tribunal, Hyderabad Bench at Hyderabad (‘NCLT’ or ‘Tribunal’) vide its order dated November 22, 2019 has directed that a meeting of the Equity Shareholders of the Company be convened on Thursday, January 2, 2020 at 11.00 AM at The Ballroom, Hotel Park Hyatt, Road No.2, Banjara Hills, Hyderabad - 500034,Telangana, India for the purpose of considering, and if thought fit, approving, with or without modification(s), the Scheme of Amalgamation and Arrangement between Dr. Reddy’s Holdings Limited (‘DRHL’ or the ‘Amalgamating Company’) and Dr. Reddy’s Laboratories Limited (‘DRL’ or the ‘Amalgamated Company’) and their respective shareholders (‘Scheme’).

2.

Pursuant to Section 230 read with Sections 108 and 110 of the Companies Act, 2013, the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016, the Companies (Management and Administration) Rules, 2014, option is being given to the Members to cast their votes on the resolution for approval of the scheme by physical Postal Ballot / Remote e-voting or voting at the venue of meeting as per direction of the NCLT.

INSTRUCTIONS

1.

A Member desirous of exercising his/her vote by physical Postal Ballot may complete this Postal Ballot Form and send it to the Scrutinizer in the enclosed postage prepaid self-addressed Business Reply Envelope. The Postage will be borne by the Company. However, Postal Ballot Form, if sent by courier or by registered post/speed post at the expense of the Member, will also be accepted.

2.	Alternatively, a Member may vote through remote e-voting as per “Procedure to vote electronically using NSDL remote e-voting system” provided in this Postal Ballot Form.
3.	Please convey your assent/dissent in this Postal Ballot Form. The assent/dissent received in any other physical form shall not be considered valid.
4.

This Form must be completed and signed (as per specimen signature registered with the Company/Depository Participants) by the Member. In case of joint holding, this Form must be completed and signed by the first named Member and in his/her absence, by the next named Member.

5.	Unsigned, incomplete or incorrectly ticked Postal Ballot Forms shall be rejected.
6.	The Scrutinizer’s decision on the validity of the Postal Ballot Forms/remote e-voting will be final.
7.	The Postal Ballot/remote e-voting shall not be exercised by a proxy.
8.

The voting, both through Postal Ballot Form and through remote e-voting shall commence from Tuesday, December 3, 2019 (9:00 AM IST) and shall end on Wednesday, January 1, 2020 (5:00 PM IST). Duly completed Postal Ballot Form should reach the Scrutinizer not later than the close of working hours on Wednesday, January 1, 2020 (5:00 PM IST). All Postal Ballot Forms received after this date will be strictly treated as invalid and as if no reply from such Member has been received.

9.

The Scrutinizer will submit his report to the Chairman after the completion of scrutiny, and the result of the voting shall be displayed at the registered office of the Company at 8-2-337, Road No.3, Banjara Hills, Hyderabad-500034, Telangana, India. The result would be intimated to the NSDL and Stock Exchanges where the Company’s securities are listed, and displayed on the Company’s website https://www.drreddys.com/investors/investor-services/amalgamation/ along with the Scrutinizer’s report within 48 hours from the conclusion of the meeting.

10.	Voting rights shall be reckoned on the paid up value of equity shares registered in the name of the Member as on cut-off date i.e. Friday, November 15, 2019.
11.	Members are requested not to send any other paper along with the Postal Ballot Form and any extraneous paper found in such envelope would be destroyed by the Scrutinizer.
12.	There will be only one Postal Ballot Form for every Folio/Client ID, irrespective of the number of joint holders.
13.

In case of non-receipt of the Postal Ballot Form or for any query related thereto, the Members may contact the Company’s Registrar and Transfer Agent, Bigshare Services Private Limited at 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad - 500 082, Telangana, India or send an email at bsshyd@bigshareonline.com.

14.

The members can opt for only one mode of voting i.e. either through (i) Postal Ballot or (ii) Remote e-voting system or (ii) Ballot / Polling Paper as arranged by the Company at the venue of the meeting. In case members cast their votes by more than one means of voting, then voting will be considered in the following sequence of priority, namely, (i) Remote e-voting (ii) Postal Ballot or (iii) Ballot / Polling Paper at the venue of the meeting, as may be applicable.

15.

Members who have received Postal Ballot Notice by email and who wish to vote through Postal Ballot Form and in case a Member is desirous of obtaining a duplicate Postal Ballot Form, he or she may send an email to shares@drreddys.com. The Registrar and Transfer Agent/Company shall forward the duplicate Postal Ballot Form along with postage prepaid self-addressed Business Reply Envelope to the Member.

Procedure to vote electronically using NSDL remote e-voting system

The way to vote electronically on NSDL remote e-voting system consists of “Two Steps” which are mentioned below:

Step 1: Log-in to NSDL e-voting system at https://www.evoting.nsdl.com

Step 2: Cast your vote electronically on NSDL e-voting system.

Step 1: How to Log-in to NSDL e-voting website?

1.	Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com either on a Personal Computer or on a mobile.
2.	Once the home page of e-voting system is launched, click on the icon “Log-in” which is available under “Shareholders” section.
3.

A new screen will open. You will have to enter your user ID, your password and a verification code as shown on the screen. Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com with your existing IDEAS log-in. Once you log-in to NSDL eservices after using your log-in credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4.	Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is
a) For Members who hold shares in demat account with NSDL.	8 character DP ID followed by 8 Digit Client ID. For example: if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******
b) For Members who hold shares in demat account with CDSL.	16 digit Beneficiary ID For example: if your Beneficiary ID is 12************** then your User ID is 12**************
c) For Members holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the Company. For example: if Folio Number is A01*** and EVEN is 123456 then User ID is 123456A01***

5.	Instructions for retrieving password:
a.	If you are already registered for e-voting, then you can use your existing password to log-in and cast your vote.
b.

If you are using NSDL e-voting system for the first time, you will need your “initial password”. Details of “initial password” are given in Point c (i) and (ii) below. Once you have your “initial password”, you need to enter the “initial password” on the log-in page and the system will force you to change your password.

c.	Initial password:
i.

If your email ID is registered in your demat account or with the Company, your “initial password” must have been communicated to you on your email ID. Trace the email sent to you by NSDL in your mailbox. Open the email and the attachment which is a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit Client ID for NSDL account, last 8 digits of Beneficiary ID for CDSL account or Folio Number for shares held in physical form. The .pdf file contains your “User ID” and your “initial password”.

ii.	If your email ID is not registered, your “initial password” is provided overleaf at the bottom of the physical Postal Ballot Form.
6.	If you are unable to retrieve or have not received the “Initial password” or have forgotten your password:
a.	If you are holding shares in your demat account with NSDL or CDSL, click on “Forgot User Details/Password” option available on www.evoting.nsdl.com.
b.	If you are holding shares in physical mode, click on “Physical User Reset Password” option available on www.evoting.nsdl.com.
c.	If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, PAN, name and registered address.
d.	You can also use the one time password (OTP) based login for casting the votes on the NSDL e-voting system.
7.	After entering your password, click on “Agree to Terms and Conditions” by selecting on the check box.
8.	Now you will have to click on “Log-in” button.
9.	After you click on the “Log-in” button, home page of e-voting will open.

Step 2: How to cast your vote electronically on NSDL e-voting system?

1.	After successful login at Step 1, you will be able to see the Home page of e-voting. Click on e-voting. Then, click on Active Voting Cycles.
2.	After clicking on Active Voting Cycles, you will be able to see all the companies’ “EVEN” (E-Voting Event Number) in which you are holding shares and whose voting cycle is in active status.
3.	Select “EVEN” of “Dr.Reddy’s Laboratories Limited”. The Cast Vote page will open.
4.	Now you are ready for e-voting as the voting page opens.
5.	Cast your vote by selecting your favoured option i.e. assent/dissent, verify/modify the number of shares for which you wish to cast your vote and click on “Submit” and also “Confirm” when prompted.
6.	Upon confirmation, the message “Vote cast successfully” will be displayed.
7.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.
8.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

General Guidelines for members

1.

Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned certified true copy (PDF/JPG Format) of the relevant Board Resolution/Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote at the meeting, to the Scrutinizer by e-mail as mentioned in the Notice of the meeting with a copy marked to evoting@nsdl.co.in.

2.

It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Log-in to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the “Forgot User Details/Password” or “Physical User Reset Password” option available on www.evoting.nsdl.com to reset the password.

3.

In case of any queries, you may refer the Frequently Asked Questions (FAQs) for shareholders and e-voting user manual for shareholders available at the “downloads” section of www.evoting.nsdl.com or call on toll free no.: 1800-222-990 or send a request at evoting@nsdl.co.in.